Form ATS-N
JPMS
CRD # 79

Part I, Item 8—Identifying Information

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
J.P. Morgan Broker-Dealer Holdings Inc.	13-4110995	Domestic Entity	Stockholder	09/2010	75% or more	Y	N
Bell, Jeremy	4268755	Individual	Chief Compliance Officer-Registered Investment Adviser	11/2019	Less than 5%	N	N
Bisesi, Brian J	3090554	Individual	Elected Manager and Member	02/2022	Less than 5%	Y	N
Collins, James Michael	2725065	Individual	Chief Financial Officer	06/2008	Less than 5%	N	N
Dempsey, Patrick Paul	2830362	Individual	Treasurer	08/2013	Less than 5%	N	N
Dugger, Christina B	5599227	Individual	Chief Compliance Officer-Broker Dealer	11/2019	Less than 5%	N	N
Freilich, William Howard	2203801	Individual	Chief Legal Officer	05/2013	Less than 5%	N	N
Jury, Claudia	6403910	Individual	Elected Manager and Member	02/2020	Less than 5%	Y	N
Klion, Roger	5082261	Individual	Chief Operating Officer	10/2020	Less than 5%	N	N
Keough, Kelli A	4653791	Individual	Elected Manager and Member	08/2021	Less than 5%	Y	N

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
Rivas, Fernando	4803269	Individual	Elected Manager and Member	07/2022	Less than 5%	Y	N
Sieg, William Phillip	1066159	Individual	Elected Manager and Member	08/2021	Less than 5%	Y	N
Simmons, John E	2727754	Individual	Elected Manager and Member	02/2021	Less than 5%	Y	N
Sippel, Jason Edwin	1718602	Individual	CEO, Chairman, Elected Manager and Member	01/2013	Less than 5%	Y	N
Tepper, Eric David	2242377	Individual	Elected Manager and Member	08/2017	Less than 5%	Y	N
Winkelman, Amanda Denise	2352562	Individual	Elected Manager and Member	10/2019	Less than 5%	N	N

Document comparison by Workshare 10.0 on Wednesday, November 02, 2022 1:23:11 PM

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Document 1 ID	file://\\NAEAST.AD.JPMORGANCHASE.COM\HOME2\NAHOME00002\O089148\jpmDesk\Desktop\Exh1SchAv1.docx
Description	Exh1SchAv1
Document 2 ID	file://\\NAEAST.AD.JPMORGANCHASE.COM\HOME2\NAHOME00002\O089148\jpmDesk\Desktop\Exh1SchAv2.docx
Description	Exh1SchAv2
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